WORKSTREAM INC.
485 N. Keller Road, Suite 500
Maitland, Florida 32751

April 29, 2011

VIA EDGAR Mr. Patrick Gilmore Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Workstream Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 13, 2010
File No. 001-15503

Dear Mr. Gilmore:

In connection with the filing by Workstream Inc. (the “Company”) through EDGAR with the Securities and Exchange Commission (the “Commission”) of amended Form 10-K, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Long

John Long
Chief Executive Officer, Workstream Inc.